Exhibit 99.1

Suite 220-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER FILES FORM 25

July 22, 2013

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) (the “Company” or “Kimber”) announced today that it has filed a Form 25 with the United States Securities and Exchange Commission to effect the voluntary delisting of the shares of Kimber’s common stock (the “Common Shares”) on the NYSE MKT LLC (the “Exchange”). Kimber expects the voluntary delisting to be effective 10 days after the filing of the Form 25.

Kimber’s Common Shares will continue to be listed and traded on the Toronto Stock Exchange, (the "TSX"). Kimber does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from the Exchange since its U.S. shareholders will continue to be able to trade the Common Shares through the facilities of the TSX.

About Kimber Resources Inc.

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward-looking Statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. These statements include, but are not limited to, statements regarding the Company’s belief that its shareholders in the United States will not be materially prejudiced by the Company’s voluntary delisting from the Exchange since its shareholders in the United States will continue to be able to trade the Common Shares through the facilities of the TSX. When used herein, the words "anticipate," "believe," "estimate," “upcoming,” "plan," “target”, "intend" and "expect" and similar expressions, as they relate to Kimber Resources Inc., its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences, including, but not limited to, risk factors discussed in our latest Annual Report on Form 20-F for the year ended September 30, 2012. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.